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Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

June 28, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Williamson

Re:	Eagle Point Income Company Inc.

Registration Statement on Form N-2

File Numbers: 333-231921; 811-23384

Ladies and Gentlemen:

On behalf of Eagle Point Income Company Inc., a Delaware corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a telephonic conversation on June 26, 2019 between Jay Williamson of the Staff and Philip T. Hinkle of Dechert LLP, relating to the Fund’s Pre-Effective Amendment No.1 to the registration statement on Form N-2 filed with the Commission on June 21, 2019 (the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.	The Staff notes the Fund’s response to comment 5 in the response letter, dated June 20, 2019 (the “Prior Letter”), and requests that the Fund provide certain additional information. Please tell us the identities of the parties to the transaction (i.e., the affiliates of Eagle Point Income Management LLC (the “Adviser”)), describe how they are affiliated with the Adviser, and explain the legal and business reasons for their participation in the transaction.

Response:

The contribution made by an affiliate of the Adviser, as described in our response to comment 5 in the Prior Letter, was made by Eagle Point Credit Management LLC (“EPCM”), which is under common control with the Adviser (i.e., the two entities share the same ultimate controlling parent company). The contribution was made by EPCM to facilitate the formation and raising of capital by the Fund and had the ultimate effect of resulting in the Fund’s net asset value per share being the same pre- and post-closing of the private placement. The Fund confirms that there is no contemplation or arrangement whereby the amounts contributed to the Fund by EPCM will be recouped from the Fund.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com or Thomas J. Friedmann by telephone at 617.728.7120 or by email at thomas.friedmann@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle __________________

Philip T. Hinkle

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Income Company Inc.

Nauman S. Malik, General Counsel, Eagle Point Income Management LLC

Thomas J. Friedmann, Dechert LLP